Filed by American Campus Communities, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: GMH Communities Trust
Commission File No.: 001-32290
This filing relates to a proposed acquisition (the “Acquisition”) by American Campus Communities, Inc. (“ACC”) of GMH Communities Trust (“GMH”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 11, 2008 (the “Merger Agreement”), among GMH, GMH Communities, Inc., GMH Communities, LP, ACC, American Campus Communities Operating Partnership LP, a Maryland limited partnership, American Campus Communities Acquisition LLC and American Campus Communities Acquisition Limited Partnership LP.
The following is a script used on a conference call held on February 27, 2008 regarding ACC’s financial results for the quarter ended December 31, 2007:
CORPORATE PARTICIPANTS
Gina Cowart
American Campus Communities, Inc. - IR, Director
Bill Bayless
American Campus Communities, Inc. - CEO
Brian Nickel
American Campus Communities, Inc. - CIO
Jon Graf
American Campus Communities, Inc. - CFO
CONFERENCE CALL PARTICIPANTS
Craig Melcher
Citigroup - Analyst
Christeen Kim
Deutsche Bank - Analyst
William Acheson
Merrill Lynch - Analyst
Karin Ford
KeyBanc - Analyst
Joseph Dazio
JP Morgan - Analyst
Andrew McCulloch
Green Street Advisors - Analyst
PRESENTATION

Operator
     Ladies and gentlemen, welcome to the Q4 2007 American Campus Communities, Inc. Earnings Conference Call.
(OPERATOR INSTRUCTIONS).

As a reminder, ladies and gentlemen, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to your host for today’s call, Gina Cowart, Vice President of Investor Relations. Ma’am, please proceed.

     Gina Cowart - American Campus Communities, Inc. - IR, Director
     Thank you, Mike. Good morning, and thanks to all of you for joining the American Campus Communities fourth quarter and year end 2007 conference call. The press release was furnished on Form 8-K to provide access to the widest possible audience. In the release, the Company has reconciled the non-GAAP financial measures to those directly comparable GAAP measures in accordance with Reg. G requirements. If you do not have a copy of the release it is available on the Company’s website at www.studenthousing.com in the Investor Relations section under Press Releases. Also posted on the Company website in the Investor Relations section under Supplemental Information, you will find a supplemental financial package.
Additionally, we are hosting a live webcast for today’s call which you can access on the website with the replay available for one month. Our Supplemental Analyst Package and our webcast presentation are one and the same. Webcast slides may be advanced by you to facilitate following along.
Management will be making forward-looking statements today. The references to the disclosure in the press release on the website with the slides as well as SEC filings. Management would like to inform you that certain statements made during this conference call which are not historical fact may be deemed forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933 and Section 21-E of the Securities and Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. Although the Company believes these expectations reflected in any forward-looking statement are based on reasonable assumptions, they are subject to economic risk and uncertainties. The Company can provide no assurance that its expectations will be achieved and actual results may vary. Factors and risks that could cause actual results to differ materially from expectations are detailed in the press release and from time to time the Company’s periodic filings with the SEC. The Company undertakes no obligation to advise or update any forward-looking statements to reflect events or circumstances after the date of this release.
Having said all that, I would now like to introduce the members of management with us today, Mr. Bill Bayless, Chief Executive Officer, Mr. Brian Nickel, Chief Investment Officer and Mr. Jon Graf, Chief Financial Officer. And now I’ll turn the call over to Mr. Bayless for his opening remarks.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Thank you, Gina. Good morning and thank you, all, for joining us as we discuss our operating and financial results for the fourth quarter and year end 2007.
Let me first address the format of our presentation. I’ll review our current occupancy, our same store operational results and discuss the leasing and rental rate increase for the upcoming ‘08/’09 academic year. Brian and Jon will then provide an update on our investment activities, our ACE program, our third party business segment, fourth quarter and year end financial results, capital structure and guidance for 2008. We’ll then open it up for Q&A. With that, let’s begin.
We’re very pleased that our Q4 and 2007 year end financial and operational results met our internal expectations. If you turn to page 5 of our Supplemental Package, fourth quarter NOI for our same store owned off-campus properties increased 6.1% over the fourth quarter of 2006. This increase in NOI was driven by a 5.1% increase in revenues while operating expenses increased by only 3.9% from Q4 of ‘06. NOI for our full year same store property grouping increased by 4.8%. This was due to revenue increases of 3.8% while operating expenses increased by only 2.6%.
As you can see on pages 7 and 8 of our Supplemental, occupancy at our owned off-campus same store properties as of 12/31/07 increased to 97.9 compared to 97.1 for the same period prior year. Our five 2007 growth properties were 82.4% occupied as of 12/31 and combined our total owned properties were 95.1% occupied at the end of the fourth quarter.
I’d now like to review our leasing status for the upcoming ‘08/’09 academic year which can be found on pages 9 through 11 of the Supplemental. With 25 to 27 weeks remaining prior to the commencement of the next academic year at our subject universities we’re off to a solid start. As of

February 22nd, our same store owned off-campus properties were 62% applied for and 58% pre-leased compared to 62% applied for and 57% pre-leased for the same period one year ago. At our 2007 acquisition properties, we’re currently 46% applied for and 44% leased compared to 34% and 29%, respectively for the period one year ago.
With regard to our owned development projects that we’ll be opening in the fall of 2008, we’re very pleased to report that Vista Del Sol, our first ACE project at ASU is 99% applied for and 90% pre-leased. In addition, our Villas at Chestnut Ridge Development in Amherst, New York is 90% applied for and 84% pre-leased. Our combined total owned portfolio is currently 64% applied for and 59% pre-leased for the upcoming 2008/2009 academic year.
While we set our initial rental rate increase for our same store property grouping at 3.7%, our current rental rate increase for the same store grouping is now at 3.9% over the current in place rents. Our initial rental rate increase for our 2007 growth properties remains at approximately 1% with the opportunity for significant revenue growth coming in the form of increased occupancy. Overall, our total owned portfolio has a current rental rate increase of 3.5% compared to the 3.3% we discussed on our last call. I’d also like to point out that at University Center in Newark where pre-leasing is going very well, we have raised our published rates by 5% over the in place rents.
With that, I’d now like to turn it over to Brian.

     Brian Nickel - American Campus Communities, Inc. - CIO
     Thanks, Bill. On the acquisition front, last week we closed on the acquisition of two properties totaling $19.5 million consisting of 689 beds. Sunnyside Commons, a 161 bed community serving students attending West Virginia University was purchased for $8.1 million, including estimated transaction costs and initial CapEx of $600,000. This transaction is a strategic side acquisition as the property has the potential to be redeveloped at a much higher density with increased amenities. Based on current configuration the projected cap rate on this acquisition is approximately 6%. Under several redevelopment scenarios currently being evaluated by our development team, we believe there is the potential to increase the yield on this project by as much as 150 to 200 basis points.
Pirate’s Place, a 528-bed community serving students attending East Carolina University was purchased for $11.4 million which includes approximately $800,000 of transaction costs, anticipated CapEx and estimate initial integration expenses. At a purchase cost of $21,600 per bed, this property was purchased well below replacement costs and has significant operational upside. Pirate’s Place was acquired in an initial fully loaded economic cap rate of 5.25% and a nominal cap rate of 6.5%. Upon stabilization, the transaction has a fully loaded economic cap rate of approximately 7% and nominal cap rate of 8%. As part of the Pirate’s Place transaction, we assumed $7 million in fixed-rate mortgage debt at an interest rate of 7.15% maturing in 2023.
During the first quarter, we also announced that we have entered into a definitive merger agreement to acquire GMH Communities Student Housing business for $1.4 billion, including outstanding debt totaling approximately $963 million. The merger includes the acquisition of 64 wholly-owned student housing properties as well as a minority interest in 8 properties currently held in two existing joint ventures.
With regard to the 64 wholly-owned assets, we will be acquiring 39 of the properties on a wholly-owned basis and putting 15 of the properties into a joint venture with Fidelity Real Estate Group.
With regard to the remaining 10 assets, GMH will have the right but not the obligation to sell the assets above a minimum agreed upon price. We’ve filed an addendum to the previously filed GCT Student Housing Acquisition Investor Presentation that provides the details of the 39 properties that will be wholly-owned, the 23 that will be held in joint ventures and the 10 properties that are currently being marketed for sale. Both documents can be found in the Investor Relations section on our website at www.studenthousing.com.
The transaction has been unanimously approved by the ACC Board of Directors and is expected to close in the second quarter of 2008. It is subject to certain closing conditions including approval of the merger by GMH Community shareholders and completion by GMH of the sale of its military housing division.
I’d now like to turn to page 13 of our Supplemental to address our owned development activity. Construction on Vista del Sol, the 1,866-bed owned on-campus ACE development at ASU is 61% complete and on track to open for the 2008 fall term.

During the quarter, we also commenced construction on Barrett Honors College, the $126.5 million, 1,700-bed second phase at ASU which has a targeted completion of fall 2009. Combined, these two phases represent $260 million of the planned $370 million three-phase student housing development consisting of a total of 5,100 total beds where the Company will own on-campus housing through its ACE program.
We are pleased to report that Moody’s has finalized its analysis of the credit impact to the university from our ACE development projects at ASU. Moody’s has concluded that there will be no direct or indirect net impact on ASU’s credit ratios from either development. Even though this has been expected for some time, the final conclusion has been and will continue to be helpful in creating additional ACE development opportunities for the Company. The number of institutions we are in discussions with has increased dramatically over the last two quarters and we expect to begin to see more definitive discussions develop over the first half of 2008 with a number of these universities.
We also continue to make progress on the owned off-campus development pipeline. Construction on the Villas at Chestnut Ridge, a 552-bed community in Amherst, New York, which will serve the students attending SUNY Buffalo is currently 71% complete. The community is on track to open for occupancy in August 2008. And as was the case on the previous call, we continue to make progress on the entitlement process for our development project at Southern Illinois University in Carbondale. We expect to close on the purchase of the land in the second quarter of 2008 with a projected targeted occupancy for fall 2009.
Including active, owned projects and construction, our development pipeline stands at $441 million. We also continue to make substantial progress in our shadow pipeline of owned off-campus development opportunities and are actively pursuing sites in underwriting opportunities in 23 pre-qualified markets.
I’d now like to turn to page 14 of the Supplemental to address our third party business. During the fourth quarter, in partnership with the U.S. Department of Navy and the Hunt Development Group, construction has commenced on the Hampton Roads unaccompanied housing privatization project where ACC provides development, consulting and property management services. With initial project costs of approximately $336 million, the Hampton Roads project includes the development of 2,367 new beds and the renovation of 1,313 existing beds. Completion of all phases is expected to occur during the first quarter of 2010. Total development fees for this project earned by ACC are projected to be $3.5 million of which $2.4 million was earned in the fourth quarter with the balance to beyond over the construction period. Ongoing management fees are projected to be $500,000 upon stabilization.
Subsequent to the fourth quarter, we also commenced construction on the Highlands, our 796-bed third party development at Edinboro University in Pennsylvania. Total development fees are projected to be $2 million over the next 18 months with ongoing management fees beginning fall 2009.
We are also making significant progress on the next phase of our UCI development in Irvine. Currently, we are projecting the first of three additional phases to begin construction later this year. Development fees for this phase are currently projected at $8.3 million over a projected two year construction timeline with ongoing incremental management fees of approximately $550,000. Subsequent phases will be evaluated once the first phase has commenced construction. The first phase is projected to contain approximately 1,760 beds comprised of both graduate and undergraduate housing along with centralized parking facility.
Future phases are projected to contain an additional 2,300 beds of upperclassmen apartment-style housing and will be evaluated based on the success of phase three and the continued growth of the university.
We are also pleased to announce that subsequent to year end, we were awarded the third party development and management services contract for a new 550-bed community at Cleveland State University where we provided services for redevelopment and refurbishment of Fenn Tower in 2006. This development is projected to be in construction in 2009 and furthers ACC’s track record of repeat business with our on-campus clients.
With that, I’d like to turn over to Jon to discuss our financial results, capital structure and provide guidance for 2008.

     Jon Graf - American Campus Communities, Inc. - CFO
     Thanks, Brian. For the fourth quarter of 2007, we reported total FFOM of $12.6 million or $0.44 per fully diluted share and for the full year 2007 total FFOM of $26.3 million or $1.00 per fully diluted share. The annual 2007 results include $10.9 million in charges related to the 2004 Outperformance Bonus Plan put into place at the time of our IPO. Excluding these charges, total FFOM for the year would have been $37.2 million, or $1.42 per fully diluted share which was at the mid-point of our 2007 guidance and represents a 30% increase in FFOM over prior year.

Revenues for our total owned off-campus portfolio in 2007 increased 30% over the prior year, while operating expenses increased 29%. As a result, the total owned off-campus portfolio realized NOI growth of 30.5% during the year.
Regarding our on-campus participating properties, the total FFOM contribution from the on-campus participating properties was $2.4 million in 2007 versus $2.1 million in 2006. We intend to use the same FFOM recognition methodology for our equity investment in the Hampton Roads Military Housing Joint Venture which closed in December 2007. For GAAP purposes, this is accounted for as an unconsolidated joint venture in which our minority share of the loss during the fourth quarter was approximately $100,000. Management does not believe that our share of the income or loss from this project recognized for GAAP purposes accurately reflects our participation in the economics of the transaction as we are not required to make any additional capital contributions in excess of our initial $1.6 million investment and our cash return is capped at 8% annually. Therefore, in the calculation of FFOM each quarter, we will back out any income or loss recognized for GAAP purposes and will instead reflect cash distributions received.
On the third party services front, we earned $8.3 million in third party revenues which was at the midpoint of the 2007 guidance range of $7.9 million to $8.9 million in third party revenues. The total third party fee revenues of $8.3 million in 2007 were consistent with what was earned in 2006.
Corporate G&A excluding the charge related to the Outperformance Bonus was $7.3 million for the year which was in line with the $7.2 million in our 2007 guidance.
With regards to our capital structure, we were pleased to complete a successful equity offering at the beginning of the fourth quarter issuing an additional 3.5 million shares at $28.29 per share resulting in net proceeds of approximately $99 million. The proceeds from the offering were used to pay off the outstanding balance on our revolving credit facility as well as the balance on the University Centre construction loan. We are in the early stages of adding University Centre to the borrowing based pool of properties for the revolver and will seek to increase the size of the revolver from $115 million to $160 million.
As of December 31, 2007, our total market capitalization was approximately $1.2 billion consisting of $781 million of equity market value and $451 million in total debt excluding our on-campus participating properties. Variable rate debt represented approximately 12% of our total indebtedness at the end of the year. The Company’s outstanding debt is at a weighted average interest rate of 6.37% and has an average remaining term to maturity of 4.5 years. As of the end of 2007, the Company’s debt to total market capitalization was 36.6%.
Our total interest expense for 2007 excluding the on-campus participating properties was $21.6 million compared to $19.3 million in 2006, a relatively small increase despite our significant growth. The Company’s interest coverage ratio increased to 2.7 for the year compared to 2.4 as of one year ago. Interest expense is net of approximately $5.4 million in capitalized interest for the year related to owned projects and development during 2007. As of December 31st, we had recorded $104.5 million in construction in progress related to the ongoing owned development projects.
Turning now to 2008 guidance. We are providing guidance for 2008. FFO in the range in the range of $1.62 to $1.70 per fully diluted share. 2008 FFOM in the range of $1.51 to $1.59 per fully diluted share for 2008 and net income in the range of $0.44 to $0.51 per fully diluted share. This guidance does not include any impacts related to the GMH transaction.
Some of the major guidance assumptions are as follows. For total owned property NOI excluding the on-campus participating properties, we are projecting $75.6 million at the midpoint to $62.7 million achieved in 2007. This $12.9 million increase is comprised of $3 million in growth from the properties included in the same store grouping for 2008 financial results which represents approximately a 5% NOI growth. We also assume $9.9 million in NOI from new store properties acquired and developed during 2007 and 2008. We are allowing for a $0.01 to $0.02 impact on either side of the midpoint from over or underperformance in property NOI. Our guidance does not contain the impact of any additional property acquisitions during 2008.
For interest expense excluding the on-campus participating properties, we are projecting $27 million compared to $21.6 million incurred in 2007. For G&A we are projecting an increase to $7.8 million for 2008 from $7.3 million in 2007. The $7.3 million for 2007 excludes the impact of the 2004 Outperformance Bonus Plan. This increase is primarily comprised of increased compensation expense.
For the on-campus participating properties at the midpoint, we are projecting a gross cash contribution of $2 million for 2008 versus $2.4 million for 2007. While the operating results of the on-campus participating properties are expected to continue to improve in 2008, the cash contributions to FFOM will be slightly lower due to the positive impact in 2007 from unwinding and interest swap in conjunction with the refinancing of Cullen Oaks in 2007.

For third party services we are projecting total revenue of $12.5 million to $13.4 million for 2008 as compared to the $8.3 million earned in 2007. Expenses for this business segment are expected to increase by approximately $1.4 million in 2008. We currently have approximately 29.2 million fully diluted shares outstanding. This share count was used as the basis for our guidance projections. A summary of these and other assumptions in our guidance range is provided in Table 4 of the Earnings Release.
With that, I’ll turn it back to Bill.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Thanks, Jon. Again, we’re very pleased with our performance in 2007. Our core business remains strong. We’ve now delivered 13 straight quarters of same store NOI growth, averaging 7.9% when compared to the same quarter prior year, demonstrating the ability of our operating platform to integrate assets and to create net asset value. The commencement and success of our ACE program at ASU has positioned us to be the leader in an area we believe is the most exciting opportunity in our industry.
We also experienced unprecedented success in our third party development business with eight new awards in 2007 providing the opportunity for revenues in that segment to reach new heights. And perhaps most exciting, we positioned the Company and our balance sheet to take advantage of the current economic environment and underperformance in our sector with our recent announcement to acquire GCT’s Student Housing platform.
We look forward to 2008 being a year in which we continue to demonstrate why many consider ACC to be the franchise player in all areas of our business.
In closing, we’d like to thank our corporate and field employees for all of their hard work in delivering unparalleled value to students, parents, university clients and you our shareholders.
With that, we’ll open it up for Q&A.
     QUESTION AND ANSWER

Operator
     Thank you, sir. (OPERATOR INSTRUCTIONS).
And the first question comes from the line of Craig Melcher from Citi. Please proceed.

     Craig Melcher - Citigroup - Analyst
     Thank you. On the guidance for the third party service income of the 12.5 to 13.4, does that include any future deals or is that just based on what you have currently in place?

     Brian Nickel - American Campus Communities, Inc. - CIO
     That’s based on projects currently in place. We don’t have any “speculative revenue” in that number as we have in the past.

     Craig Melcher - Citigroup - Analyst
     Okay. So the 50% increase or so is just because of all the deals you’ve done recently?

     Brian Nickel - American Campus Communities, Inc. - CIO
     Yes, and those are on page 14 and so if you walk through the deals on page 14 you can get to that number fairly easily and then you add in the third party services, the run rate on that.

     Craig Melcher - Citigroup - Analyst
     Okay. This time on GMH is there any update on the sale — the sales that they’re looking to do — the asset sales and also the sales of military housing business?

     Brian Nickel - American Campus Communities, Inc. - CIO
     No updates on anything from the last call related to the military housing business although it’s proceeding according to plan from everything that we can see. As far as the 10 assets are concerned, our understanding is that that’s going well and it’s — we don’t want to give too much color on those because they’re actively pursuing those dispositions.

     Craig Melcher - Citigroup - Analyst
     Okay. And in terms of guidance when do you expect to include the GMH assets into guidance once the deal all closes?

     Brian Nickel - American Campus Communities, Inc. - CIO
     It will be once the deal closes and then when we get our arms around where they end up from a lease up perspective for the 2008-2009 academic year and when we have our arms all the way around the full impact of transaction related costs and everything and then we’d be ready to give guidance.

     Craig Melcher - Citigroup - Analyst
     Thank you.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Thank you, Craig.

Operator
     And the next question comes from the line of Christeen Kim with Deutsche Bank. Please proceed.

     Christeen Kim - Deutsche Bank - Analyst
     Hey, good morning, guys.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Good morning.

     Brian Nickel - American Campus Communities, Inc. - CIO

     Good morning.

     Christeen Kim - Deutsche Bank - Analyst
     In terms of the 2008 same store guidance, could you break that out in terms of what you expect on the revenue and the expense side?

     Brian Nickel - American Campus Communities, Inc. - CIO
     We’ve only done it Christeen at the level of NOI at this point.

     Christeen Kim - Deutsche Bank - Analyst
     Okay. So you’re not going to do it then?

     Brian Nickel - American Campus Communities, Inc. - CIO
     Give us just a second here.

     Christeen Kim - Deutsche Bank - Analyst
     Okay.

     Brian Nickel - American Campus Communities, Inc. - CIO
     Go ahead with your next question.

     Christeen Kim - Deutsche Bank - Analyst
     Yes. While you’re looking that up you guys have verbalized before that you’re much more focused on pushing rents then leasing velocity today and you guys are at a good pace now but when you give us your next update next quarter could we maybe expect velocity to be slightly slower than where it was last year since you’re pushing rents pretty hard?

     Bill Bayless - American Campus Communities, Inc. - CEO
     Christeen, I think we’ve actually seen a little bit of that and then when you look at the chart on page 9 you’ll see that the velocity this year, while it is very much on pace with last year, you’ll see it’s a different grouping of properties. One of the things that you’ll see that some of our Florida properties which historically last year had been very quick are a little slower this year. So we are trying to do that fine balance in terms of pushing the rent in conjunction with velocity and as we’ve always talked about the concessions in this market come in the end and so we’ll continue to give you a balanced look at both of those.

     Christeen Kim - Deutsche Bank - Analyst
     Great and my last question is just on the sequential drop in the same store owned occupancy. Was that kind of within your expectation range? It just seemed a little bit bigger than what we’ve seen historically.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Actually, Christeen, what we do, that is the physical occupancy as of December 31 and the students who are moving out move out the third week of December before Christmas and the ones who are moving in are moving in typically the first week of January and so actually as of the January rent roll we are only eight beds below where we were in Q3 and we’re still at 98.3%. Unfortunately, that occupancy hitting at 12/31 is right in between those periods and that’s why that’s reflected.

     Christeen Kim - Deutsche Bank - Analyst
     Okay, got you.

     Brian Nickel - American Campus Communities, Inc. - CIO
     Hey, Christeen, just as a follow-up, in that guidance range this is the number at the midpoint. We’re projecting approximately 5 to 5.5% same store NOI growth.

     Christeen Kim - Deutsche Bank - Analyst
     Right. I was asking for the breakdown on the revenue and expense side.

     Brian Nickel - American Campus Communities, Inc. - CIO
     Right now, we’re not going to give that specific number.

     Christeen Kim - Deutsche Bank - Analyst
     Okay.

     Brian Nickel - American Campus Communities, Inc. - CIO
     But we’ve given you the targeted rental rate range and then obviously as we get clarity on where we’re going from a lease up perspective we’ll give some color on that.

     Christeen Kim - Deutsche Bank - Analyst
     Okay, thanks guys,

     Bill Bayless - American Campus Communities, Inc. - CEO
     Thank you.

Operator
     And the next question comes from the line of William Acheson from Merrill Lynch. Please proceed.

     William Acheson - Merrill Lynch - Analyst
     Thank you. Good morning, guys.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Good morning, Bill.

     William Acheson - Merrill Lynch - Analyst
     Hey. As you looked at the GCT portfolio I mean the distance from campus profile it’s not dramatically different from yours but you’ve got substantially lower occupancy and rent rates. Are there any systemic or structural reasons that given enough time you shouldn’t be able to bring that up to very close to the metrics that you have at your own portfolio right now?

     Bill Bayless - American Campus Communities, Inc. - CEO
     Bill, that is certainly the goal. Again, I think the most intriguing aspect of this transaction we commented on our call is when you look at the similarities of the asset criteria of the 39 wholly-owned assets and the divergence of their actual performance as it relates to average rental rate and occupancy, we certainly think that is the big value creation opportunity. Whether or not we’ll be able to take it fully to that level is yet to be seen but we certainly think there are great opportunities there for increasing it.

     William Acheson - Merrill Lynch - Analyst
     Okay. On your ACE program, if we could just get a feel for the momentum and the number of new inquiries. I know it’s — maybe you don’t want to put a number on it but given the dislocation in the credits markets and the reluctance of schools to put this sort of debt on their books, I mean, how much have the inquiries increased and if you could put a number on it that would be wonderful.

     Bill Bayless - American Campus Communities, Inc. - CEO
     At this point Bill, we can’t put a direct number on it. The one thing we can say and as Brian commented, Moody’s actually putting in print their opinions on the direct and indirect debt treatment at ASU has caused a significant momentum within the industry. We were also very pleased if you read Moody’s report on how much assessment of your partner in drawing some of those conclusions so ACC is certainly positioned in both the public and private sectors to lead in that. Discussions nationwide among VP’s of Finance and conferences and things of that nature is starting to blossom. And it’s certainly the number of visits that we are now making to make presentations on schools inquiring are out of the one and twos and into the dozens. And so we will keep you apprised on a quarterly basis as to how those are progressing but as we have continued to say we think this is single greatest opportunity in this industry and for our Company moving forward.

     William Acheson - Merrill Lynch - Analyst
     Okay. I mean basically you’ve gone from one to two to three presentations to dozens of presentations. That gives you a pretty good feel for the momentum right there.

     Bill Bayless - American Campus Communities, Inc. - CEO
     The phones are ringing.

     William Acheson - Merrill Lynch - Analyst
     Okay. Regarding financing does Fannie and Freddie do they do student housing?

     Brian Nickel - American Campus Communities, Inc. - CIO
     Yes, they do.

     William Acheson - Merrill Lynch - Analyst

     Are the spreads dramatically different than traditional apartment?

     Brian Nickel - American Campus Communities, Inc. - CIO
     No. They historically have been almost exactly the same and we’re seeing the same thing that’s happening across the board with all segments which is a tightening on some of the covenants and a tightening on the amount of leverage they’re willing to put on specific properties but as far as spreads the costs for Fannie and Freddie financing right now is actually very good.

     William Acheson - Merrill Lynch - Analyst
     Okay. Then last question on University Centre at Rutgers. Given that you’re pushing rents, given that the pre-leasing is well above last year, can the ‘08-’09 school year see that property earn development yield closer to a 7%, 7.5% range?

     Bill Bayless - American Campus Communities, Inc. - CEO
     Yes, Bill. Actually, when you look at the new published rates that we’re currently leasing under very successfully that is actually the level that is equal to our original pro forma rates going in year one. And so ‘08, ‘09 we are currently on track. We are able to complete the lease up successfully to get that thing to where we expect it to be upon its original opening. So about a year behind in velocity of the ongoing yield but right on pace with the original development yields.

     William Acheson - Merrill Lynch - Analyst
     Okay, fantastic. Thank you.

Operator
     And the next question comes from the line of Karin Ford with KeyBanc Capital Markets. Please proceed.

     Karin Ford - KeyBanc - Analyst
     Hi. Good morning.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Good morning, Karin.

     Karin Ford - KeyBanc - Analyst
     A follow-up question on your comments on Florida velocity being a little bit slower. What do you attribute that to? Do you think it has something to do with some of the multi-family problems that they’re having down there?

     Bill Bayless - American Campus Communities, Inc. - CEO
     Karin, we do not — we’ve done some extensive research at the schools there. And breaking it up by market in Orlando all three of our assets are running slightly behind last year. However, we continue to significantly outpace the market and are leading the market and so we’re not concerned from a velocity charting to our historical performance over the last three to four years. We’re still ahead of prior years, just not last year. Gainesville was the one market where the slowdown is attributed to three new starts that have come — or new openings coming into the market that have siphoned off some absorption. And so at The Estates property there we’re monitoring that very closely and that that is our most highest end product in that market and direct competitor to the new and so there it’s been new supply into the marketplace.

     Karin Ford - KeyBanc - Analyst
     Okay, great. Secondly, can you tell us how pre-leasing is going in the GCT assets?

     Bill Bayless - American Campus Communities, Inc. - CEO
     It is going - we have a very active ongoing dialogue and program going with GCT on an ongoing basis. We are privy to all their reporting on a weekly call strategy call with all of their senior people to go through. We’re pleased with where they are. They are currently within a percent or two of where they were last year and in line with our underwriting expectations.

     Karin Ford - KeyBanc - Analyst
     And do you know what type of rent increases they’re getting?

     Bill Bayless - American Campus Communities, Inc. - CEO
     We have budgeted relatively flat in our under write — in terms of where they end up at the end of the day.

     Karin Ford - KeyBanc - Analyst
     Okay, great. Next, I just wanted to ask you about the site you bought from GCT, the development site in Buffalo. Just curious what your plans were. Why you bought that outside the big deal?

     Bill Bayless - American Campus Communities, Inc. - CEO
     You may have remembered on previous calls we’ve been very complimentary of GCT in terms of being able to get that site through the entitlement process and we actually purchased that price — that site ahead of this transaction because if we didn’t GCT was moving full bore into the development and construction of it with their existing concepts and things of that nature. And with our Villas at Chestnut Ridge coming online also, we wanted to go ahead and approach that market from a long term strategic perspective, get a hold of the site so that we can now take it through our standard internal assessment process as it relates to what should be built there, what price point and how it affects our overall entry into the market.
And again, it’s rare for us to be able to say this but they did a better job than we did in terms of the assemblage and entitlement in that market and that this is a little better site than both Sweet Home and Chestnut.

     Karin Ford - KeyBanc - Analyst
     Is that a potential start for this year for I guess ‘09, 2010 opening?

     Bill Bayless - American Campus Communities, Inc. - CEO
     No, ma’am.

     Karin Ford - KeyBanc - Analyst
     Final question. I know it’s only been a couple of weeks since the GCT call but I just wanted to hear if you had any update on your thoughts on the de-levering plan post-GCT and just sort of what your thinking is for later on in the year with capital?

     Brian Nickel - American Campus Communities, Inc. - CIO
     To take that comprehensively, as far as capital is concerned we’re going to approach that like we’ve always approached it which is going to be to look at what we think is best from a cost of capital perspective. That aside, we’re currently evaluating all of the assets in the GCT portfolio from a wholly-owned perspective for disposition and what we’re going to be looking at is which assets we think on a current basis are maximum value, potentially some arbitrage outside on a current basis and counterbalancing that against growth potential at the current underwrite.
And then as we move forward into the end of the year we’ll be giving more color on how many — which assets are out there that we think we want to sell. Something else also that would be a potential for raising capital is to look at JV opportunities with those assets as well as some of the assets in our existing portfolio in terms of de-levering and so we’re evaluating that on a cost of capital basis as well.

     Karin Ford - KeyBanc - Analyst
     Okay, thank you.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Thank you.

Operator
     (OPERATOR INSTRUCTIONS). And the next question comes from the line of Joseph Dazio of JP Morgan. Please proceed.

     Joseph Dazio - JP Morgan - Analyst
     Hey guys, how are you?

     Bill Bayless - American Campus Communities, Inc. - CEO
     Doing real well Joe.

     Joseph Dazio - JP Morgan - Analyst
     First question. Just a quick confirmation guidance related. When you guys quote NOI, does that include the residence services income line?

     Brian Nickel - American Campus Communities, Inc. - CIO
     Yes it does.

     Joseph Dazio - JP Morgan - Analyst
     It does. Okay. And then in the development — third party development fee guidance you guys are giving how much are you assuming in ‘08 from CUNY Staten Island, UC Irvine 3 and then the Highlands?

     Brian Nickel - American Campus Communities, Inc. - CIO
     Right now we’ve got between — approximately from UCI, $4.5 million and that’s — where we fit in the range is going to depend upon when that project actually closes and how much we earn from that project on a front end but we think that will be approximately $4.5 million. As far as CSI, we’re projecting right around $1.8 million of the $3.2 million listed on that page in 2008. Once again and this is — we’ve talked about this in the past. A lot of it is dependent upon the timing of the close in terms of how much is booked on the front and then how much is related to ongoing construction as we earn those fees. From the Highlands, that project closed earlier this month and I believe that we’re projecting right around for the total year $1.3 million to $1.4 million.

     Joseph Dazio - JP Morgan - Analyst
     So in general, is it safe to say that for these more lucrative deals you get — roughly half of it upfront typically?

     Brian Nickel - American Campus Communities, Inc. - CIO
     Typically it’s half, although I don’t want to say that definitively because it can be different depending upon the amount of work on the project that’s done because that is what determines how much is earned as it relates to the services that we provide but for the standard third party development it’s approximately half.

     Joseph Dazio - JP Morgan - Analyst
     Okay. And then in terms of pre-leasing, Bill, I appreciate the color on the Florida markets. Is there anything — any assets or any markets that worry you right now?

     Brian Nickel - American Campus Communities, Inc. - CIO
     From a velocity perspective, the only one that we are really focused on that we don’t have a lot of historical experience late in the season is Sweet Home in Buffalo and Amherst in that when you look at the two combined property Chestnut and Sweet Home they’ve done extremely well but kids love the newer product and so — and Chestnut Ridge is about full and so Sweet Home is behind where it typically is. We’re usually out of that market by May and we’ve never had to rely upon what is a large transfer freshmen market that comes in over the summer that we may be in a position that we’re capping that for the first time and so we’re watching that one closely because we’re likely to go into a segment of the lease up market that we typically have not had to.

     Joseph Dazio - JP Morgan - Analyst
     So is there any risk then with the parcel that you just bought that — that serves SUNY Buffalo too, correct?

     Bill Bayless - American Campus Communities, Inc. - CEO
     Yes. Certainly not on a long term perspective. The demographics there related to enrollment, the school growth and the on-campus stock are just one of the better markets in the country that have excellent barriers to entry.

     Joseph Dazio - JP Morgan - Analyst
     Okay. And in terms of cap rates it seems like with GMH and the other two assets you guys just bought they’re more sort of medium to longer term plays with future upside. How many stabilized assets are you looking at or do you see trade and where can you say cap rates are on them right now?

     Bill Bayless - American Campus Communities, Inc. - CEO
     One of things in there — there’s a lot of activity out in the market again in terms of packages on the street in the first quarter and so I think we’re about to see cap rates prove themselves up in student housing. From everything that we have been hearing within the sector there has not been a lot of cap rate inflation at this point in time but there’s still good trades taken out there in the low 6s, some even in the high 5s.

     Joseph Dazio - JP Morgan - Analyst
     Okay, great. Thank you.

Operator
     And our next question comes from the line of Andrew McCulloch with Green Street Advisors. Please proceed.

     Andrew McCulloch - Green Street Advisors - Analyst
     Hey, good morning, guys.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Hello, Andy.

     Andrew McCulloch - Green Street Advisors - Analyst
     Just expand on some other questions relating to pre-leasing stats. If you were to back out University Centre, you’re running about 3% behind last year. Is that just because you’re pushing rents a lot harder?

     Bill Bayless - American Campus Communities, Inc. - CEO
     Yes, and again we’ve seen a little bit of a slowdown. I think, Andy, if you go through the numbers you can attribute almost all of that 3% slowdown to mostly the Florida assets where there’s just been a slowdown in velocity in Orlando and Gainesville for the reasons we previously described.

     Andrew McCulloch - Green Street Advisors - Analyst
     Okay. And then relating to ‘08 guidance. If you take kind of the rental increases you’ve disclosed and assuming pretty flat occupancy, and then compare that to your NOI growth it’s — you can back in to expense growth sub 3%. Does that sound reasonable?

     Brian Nickel - American Campus Communities, Inc. - CIO
     Yes.

     Andrew McCulloch - Green Street Advisors - Analyst
     Good. Thanks, guys.

     Bill Bayless - American Campus Communities, Inc. - CEO
     Thank you.

Operator
     At this time, this concludes the question and answer session. I’d like to turn it back to management for closing remarks.

     Bill Bayless - American Campus Communities, Inc. - CEO
     We’d like to thank you all for joining us as we wrapped up 2007 and as you know we’re very excited about the upcoming opportunity related to the integration of the GCT portfolio within our company as we complete — move off this quarter we’re certainly going to be focusing on the continued lease up of our own portfolio, assisting GCT in the lease up of that portfolio and making sure that we are taking care of our university clients and our third party and ACE business expand both of those opportunities and we look forward to speaking with you on the next call.

Operator
     Ladies and gentlemen, this does conclude the presentation. You may now disconnect. Thank you very much and have a great day.
Additional Information about the Merger and Where to Find It
This communication does not constitute an offer of any securities for sale. In connection with the merger, ACC intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus of GMH and ACC and other relevant materials in connection with the proposed transactions. Investors and security holders of ACC and GMH are urged to read the proxy statement/prospectus and the other relevant material when they become available because they will contain important information about ACC, GMH and the proposed transactions. The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed by ACC or GMH with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by ACC by directing a written request to American Campus Communities, Inc., 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746 Attention: Investor Relations. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GMH Communities by directing a written request to GMH Communities Trust, 10 Campus Boulevard, Newtown Square, Pennsylvania 19073, Attention: Investor Relations. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.
ACC, GMH and their respective executive officers, directors and trustees may be deemed to be participants in the solicitation of proxies from the security holders of GMH in connection with the merger. Information about those executive officers and directors of ACC and their ownership of ACC common stock is set forth in the proxy statement for ACC’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2007. Information about the executive officers and trustees of GMH and their ownership of GMH common shares is set forth in the proxy statement for GMH’s 2007 Annual Meeting of Shareholders, which was filed with the SEC on May 8, 2007. Investors and security holders may obtain additional information regarding the direct and indirect interests of ACC, GMH and their respective executive officers, directors and trustees in the merger by reading the proxy statement and prospectus regarding the merger when they become available.